UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2007

Commission File Number: 0-30628

ALVARION LTD.

(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Description	Sequential Page Number

1.	Press release on Alvarion Continues WiMAX™ Momentum in 2007 dated December 19th, 2007	3

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 19th, 2007	ALVARION LTD. By: /s/ Efrat Makov —————————————— Efrat Makov CFO

EXHIBIT 1

Investor Contacts: Efrat Makov, CFO +972.3.645.6252 +1.650.314.2652 efrat.makov@alvarion.com Claudia Gatlin +1.212.830.9080 claudia.gatlin@alvarion.com	Press Contacts: In the U.S.: Heather Mills +1.972.341.2512 hmills@golinharris.com In the U.K.: Bridget Fishleigh 44.1273.305.936 bridget@nomadcomms.com

FOR IMMEDIATE RELEASE

ALVARION CONTINUES WIMAX™ MOMENTUM IN 2007

Recently Chosen by Tier 1 Operator as Global
802.16e Solution Supplier

Tel Aviv, Israel, December 19, 2007 – Alvarion Ltd. (NASDAQ: ALVR), the world’s leading provider of WiMAX™ and wireless broadband solutions, today announced that it has continued to extend its global leadership position in WiMAX during 2007, and that a Tier 1 operator recently joined more than 25 other operators in choosing Alvarion to provide a Mobile WiMAX™ solution. Alvarion’s WiMAX solutions are the most widely-deployed in the industry.

Tzvika Friedman, President and CEO of Alvarion said, “2007 was a year of considerable success as we were chosen for projects by operators ranging from large incumbents such as Cable & Wireless and Telkom South Africa to innovative challengers such as Digital Bridge and Enforta, as well as rapidly growing mobile operators such as Digicel. We are gratified to conclude the year with a major competitive win in which we were selected as the global WiMAX supplier to a Tier 1 operator.”

“The past year represented a shift toward a preference for 802.16e-based solutions for all types of WiMAX applications. Alvarion recognized this trend and was among the first to ship a solution based on 802.16e,” said Berge Ayvazian, Chief Strategy Officer of Yankee Group. “During 2007, Alvarion continued to show strong momentum and reinforced its well-deserved reputation as a premier WiMAX solutions provider, even as they faced increased competition from larger equipment suppliers.”

Alvarion participated in important milestone events for the WiMAX industry during 2007:

—	Numerous interoperability testing events.

—	The approval of Profile C of the 802.16e standard that mandates open interfaces supporting Alvarion’s OPEN™ WiMAX best-of-breed philosophy.

—	Intel’s Developer Forum demonstrations of Alvarion’s radio access network with new ultra mobile PCs and other devices based on new WiMAX chips.

—	Providing equipment for Taiwan’s Industrial Technology Research Institute (ITRI) and first WiMAX Applications Lab as part of the M-Taiwan initiative.

—	Supporting the successful effort to obtain ITU approval of WiMAX as IMT-2000 standard.

“Looking ahead to 2008, we anticipate additional important milestones for WiMAX,” continued Friedman. “Spectrum allocation in key regions, commercial availability of WiMAX enabled devices, and Wave 2 certification of 802.16e solutions are key factors to maintaining WiMAX momentum.”

Alvarion management will be hosting an event for the investment community in New York City on January 15, 2008, to further elaborate on Alvarion’s WiMAX vision and strategic view of the market. The company has invited operators and ecosystem partners from around the world to participate and offer their unique perspective. The event will feature a live webcast which will begin at approximately 8:00 a.m. EST. For further details, see the investor relations section of the company’s website: www.alvarion.com.

About Alvarion

With more than 3 million units deployed in over 150 countries, Alvarion (www.alvarion.com) is the world’s leading provider of innovative wireless broadband network solutions enabling Personal Broadband to improve lifestyles and productivity with portable and mobile data, VoIP, video and other services.

Alvarion is leading the market to Open WiMAX architecture with the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of personal mobile broadband, business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for over 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company’s prominent work in the WiMAX Forum is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to Open WiMAX solutions.

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the failure of the market for WIMAX products to develop as anticipated; Alvarion’s inability to capture market share in the expected growth of the WIMAX market as anticipated, due to, among other things, competitive reasons or failure to execute in our sales, marketing or manufacturing objectives; inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the inability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in the Company’s 20-F Annual Report Risk Factors section as well as in other filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion’s future press releases or a complete Investor Kit by contacting Kika Stayerman, kika.stayerman@alvarion.com or +972.3.767.4159.